Mail Stop 4561

September 5, 2008

Gregory A. Smith
Senior Vice President and CFO
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

   RE: **Marshall & Ilsley Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Form 10-Q for the Fiscal Quarter Ended June 30, 2008
      File No. 001-33488

Dear Mr. Smith,

   We have reviewed your response dated August 21, 2008 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the period ended June 30, 2008

Financial Statements

Note 4, Fair Value Measurement – Derivative Financial Instruments, page 8

1. We note your response to our letter dated July 29, 2008 regarding the fair value measurement of derivative instruments. To help further illustrate the points described in your letter, please provide us with an example illustrating how you have not observed any differences in pricing of the derivatives due to credit. For example, please provide an example illustrating that the pricing for actual interest rate swap trades executed at different points in time in 2006, 2007 and 2008 was impacted only by the change in the related LIBOR curve on the same date by providing the observable published curve relevant to the pricing of the swap. Please ensure each of your examples over the three year period is with the same counterparty, and preferably select an example with a counterparty that has been downgraded from AA to A during the period.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief